UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Planet Payment, Inc.
(Name of Subject Company)

Planet Payment, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

Series A Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

U72603118
(CUSIP Number of Class of Securities)

David R. Fishkin

Senior Vice President, General Counsel and Secretary

670 Long Beach Boulevard

Long Beach, NY 11561

(516) 670-3200

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
James A. Matarese, Esq.

Michael J. Minahan, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02110

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Planet Payment, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Fintrax Parent”) and a parent company of Fintrax Group (“Fintrax Group” and together with Fintrax Parent, “Fintrax”), to acquire all of the issued and outstanding shares of (i) Common Stock at a price per share of $4.50, net to seller in cash (the “Common Stock Offer Price”), without interest, subject to any withholding of taxes required by applicable law, and (ii) the Series A Preferred Stock at a price per share of $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio for the Series A Preferred Stock set forth in the Company’s Restated Certificate of Incorporation (the “Charter”) rounded to the nearest one-hundredth, which is 3.05, net to the seller in cash, without interest (the “Series A Preferred Stock Offer Price”), subject to any withholding of taxes required by applicable law; and subject to the terms and conditions of the Merger Agreement. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Fintrax Parent and Purchaser with the SEC on November 13, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2017, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs on page 4 of the Schedule 14D-9 immediately preceding the heading “Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards”:

“Outstanding Shares Held by Executive Officers and Directors

If the Company’s executive officers and directors who own shares of Common Stock tender their shares of Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their shares of Common Stock for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 3, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 1,196,433 shares of Common Stock (which, for this purpose, excludes shares of Common Stock subject to issuance pursuant to Company stock options). None of the executive officers or directors of the Company own any shares of Series A Preferred Stock.

The following table sets forth as described above (i) the number of shares of Common Stock beneficially owned as of November 3, 2017 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such shares of Common Stock pursuant to the Offer based on the Common Stock Offer Price.

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Name of Executive Officer or Director	Number of shares of Common Stock (1)	Implied Cash Consideration for shares of Common Stock
Carl J. Williams	398,788	$ 1,216,303
Raymond D’Aponte	81,568	$ 248,782
Robert J. Cox, III	244,949	$ 747,094
Jonathan Kaiden	128,171	$ 390,922
Shane M. Kim	16,807	$ 51,261
Cameron R.M. McColl	326,150	$ 994,758
All of our current executive officers and directors as a group (6 persons)	1,196,433	$ 3,649,121
(1)

In calculating the number of shares of Common Stock beneficially owned for this purpose, shares of Common Stock underlying Company stock options are excluded. However, the calculation does include shares of restricted stock that are subject to a right of repurchase in the Company’s favor upon cessation of service of our directors and officers prior to vesting or if performance goals are not achieved.”

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following heading and paragraph on page 35 of the Schedule 14D-9 after the first paragraph under the heading “Annual and Quarterly Reports”.

“Litigation

On November 17, 2017, Marco Elser, alleging himself to be a stockholder of the Company, filed a putative class action complaint in the United States District Court for the Eastern District of New York, captioned Marco M. Elser v. Planet Payment, Inc. et al., Case No. 2:17-cv-06736-DRH-GRB (the “Elser Complaint”) against the Company and all members of the Board. Among other things, the Elser Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Elser Complaint alleges that the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Elser Complaint seeks, among other things, an order that the action may be maintained as a class action, an order enjoining consummation of the Transactions, rescissory damages, and an award of costs, including attorneys’ fees and experts’ fees.

On November 20, 2017, another purported stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Eastern District of New York captioned Dennis Palkon v. Planet Payment, Inc. et al., Case No. 2:17-cv-06771 (the “Palkon Complaint”) against the Company, all members of the Board, Fintrax Group, Fintrax Parent and Purchaser. Among other things, the Palkon Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Palkon Complaint alleges that Fintrax and the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Palkon Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states that all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) and Rule 14d-9 of the Exchange Act, and an award of costs, including attorneys’ fees and experts’ fees.

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On November 20, 2017, another purported stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Eastern District of New York, captioned John Rosato v. Planet Payment, Inc. et al., Case No. 2:17-cv-06770 (the “Rosato Complaint”) against the Company, all members of the Board, Fintrax Group, Fintrax Parent and Purchaser. Among other things, the Rosato Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Rosato Complaint alleges that Fintrax and the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Rosato Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states that all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) and Rule 14d-9 of the Exchange Act, and an award of costs, including attorneys’ fees and experts’ fees. The Company believes the allegations in each of the Elser Complaint, the Palkon Complaint and the Rosato Complaint are without merit and that no further disclosure is required to supplement the Schedule 14D-9 under applicable laws. Additionally, similar cases may also be filed in connection with the Merger.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph at the end of the subsection entitled “Regulatory Approvals. – U.S. Antitrust Laws,” which begins on page 34 of the Schedule 14D-9:

“On November 16, 2017, each of Fintrax Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of shares of Common Stock and Series A Preferred Stock in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., Eastern Time on December 1, 2017.”

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2017

Planet Payment, Inc.

	By:	/s/ David R. Fishkin
		Name:	David R. Fishkin
		Title:	Senior Vice President, General Counsel and Secretary

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